UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                           Rheometric Scientific, Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    762073104
                          -----------------------------
                                 (CUSIP Number)

                             Andlinger Capital XXVI
                           105 Harbor Drive, Suite 125
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:


                                Paul Gluck, Esq.
                                     Dechert
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 698-3533
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices  and
 Communications)


                                 August 8, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
           Andlinger Capital XXVI LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ]
   5      TO ITEMS 2(d) or 2(E)

 --------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          Delaware
--------- ----------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with           --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             55.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             00
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
           Gerhard R. Andlinger
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ]
   5      TO ITEMS 2(d) or 2(E)

 --------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with           --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,751,500 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,751,500 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,751,500 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             56.0%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
           Robert M. Castello
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ]
   5      TO ITEMS 2(d) or 2(E)

 --------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with           --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             55.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
           Stephen A. Magida
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ]
   5      TO ITEMS 2(d) or 2(E)

 --------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with           --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,751,500 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,751,500 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,751,500 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             56.0%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
           Mark F. Callaghan
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ]
   5      TO ITEMS 2(d) or 2(E)

 --------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with           --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             55.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
           Merrick G. Andlinger
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ]
   5      TO ITEMS 2(d) or 2(E)

 --------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with           --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             55.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.
------      --------------------

         This Amendment No. 2 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 17, 2000 (the "Original Statement"), and amended on November 22, 2000 (as so amended and, as amended by this Amendment, the "Statement"), on behalf of Andlinger Capital XXVI LLC ("Andlinger Capital XXVI"), Gerhard R. Andlinger, Robert M. Castello, Stephen A. Magida, Merrick G. Andlinger and Mark F. Callaghan (collectively, the "Reporting Persons"), relates to the common stock, $.01 par value per share (the "Common Stock"), of Rheometric Scientific, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is One Possumtown Road, Piscataway, New Jersey 08854.

Item 4.     Purpose of Transaction.
------      -----------------------

         As disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002, on March 29, 2002, the Issuer's Revolving Credit, Term Loan and Security Agreement, with PNC Bank, National Association, was amended (as amended, the "Loan Agreement") to require the Issuer to obtain a cash infusion of at least $1,000,000 in the form of equity.

         On August 8, 2002, Andlinger Capital XXVI entered into a Securities Purchase Agreement with the Company, providing for an immediate investment by Andlinger Capital XXVI of $1,500,000 in the Issuer's newly created Series B Preferred Stock, with the right, subject to future Board determination of the need for such capital, to invest up to an additional $500,000 on the same terms. The new Series B Preferred Stock does not carry a current dividend, but is subject to redemption at the option of the Issuer or upon a change in control of the Issuer or the occurrence of certain sales transactions or other major events, at a redemption price of par plus a rate of 12% per annum. The terms of the Securities Purchase Agreement were approved by a special committee of independent members of the Issuer's Board of Directors (the "Special Committee").


Item 7.       Material To Be Filed as Exhibits
------        --------------------------------

Exhibit I Securities Purchase Agreement, dated as of August 8, 2000, by and between Rheometric Scientific, Inc. and Andlinger Capital XXVI LLC.

Exhibit II Certificate of Designation, Preferences and Rights of Series B B Preferred Stock of Rheometric Scientific, Inc.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


Date:    August 14, 2002           ANDLINGER CAPITAL XXVI LLC


                                   By:  /S/ Stephen A. Magida
                                        ----------------------------------------
                                   Name:    Stephen A. Magida
                                   Title:   Manager



                                   GERHARD R. ANDLINGER


                                                 ***
                                   ---------------------------------------------



                                   STEPHEN A. MAGIDA


                                                  ***
                                   ---------------------------------------------



                                   MERRICK G. ANDLINGER


                                                  ***
                                   ---------------------------------------------



                                   ROBERT M. CASTELLO


                                                  ***
                                   ---------------------------------------------

                                   MARK F. CALLAGHAN


                                                ***
                                   ---------------------------------------------






*** By: /S/ Stephen A. Magida
        ----------------------------
          Stephen A. Magida
          Attorney-in-Fact



         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

                                 EXHIBITS INDEX


Exhibit
Number        Description
-------       -----------

I Securities Purchase Agreement, dated as of August 8, 2000, by and between Rheometric Scientific, Inc. and Andlinger Capital XXVI LLC.

II Certificate of Designation, Preferences and Rights of Series B Preferred Stock of Rheometric Scientific, Inc.